

SEC Mail Pro

21004851

DEC 0 8 2021 ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8- 49130

REPORT FOR THE PERIOD BEGINNING 11/01/20 _____ AND ENDING 10/31/21 _____

                                MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN CAPITAL SECURITIES CORPORATION

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

50 HIGH STREET, 4TH FLOOR

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NORTH ANDOVER	MA	01845
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID OLDAKER   978-475-8525

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – If individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

OATH OR AFFIRMATION

I, DAVID OLDAKER
_____ ,swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
NORTHERN CAPITAL SECURITIES CORPORATION
_____ , as of
OCTOBER 31 _____ , 20 __21____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of
A customer, except as follows:

_____

_____

_____

_____

Signature

CHIEF EXECUTIVE OFFICER

Title

Tracy A Beaudoin, Notary Public.
Notary Public

This report** contains (check all applicable box(s):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRACY A BEAUDOIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 6, 2023

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2021

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation as of October 31, 2021, the related statements of operations, changes in shareholder 's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northern Capital Securities Corporation's management. Our responsibility is to express an opinion on Northern Capital Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northern Capital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Northern Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Northern Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Northern Capital Securities Corporation's auditor since 1996.

Norwood, Massachusetts

November 30, 2021

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2021

ASSETS

Cash	$ 1,096,212
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	262,519
Right-of-use asset	65,665
Furniture and fixtures	7,812
Other assets	25,738
	$ 1,557,946

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Operating lease liability	$ 65,665
Accounts payable, accrued expenses, and other liabilities	598,015
	663,680
Stockholder's equity:	
Common stock, authorized 1,000 shares, issued 100 shares	63,552
Additional paid-in capital	25,000
Retained earnings	850,973
Less 12.5 shares of common stock in treasury, at cost	(45,259)
Total stockholder's equity	894,266
	$ 1,557,946

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended October 31, 2021

Revenues:	
Commissions	$ 3,944,071
12b-1 fees	3,317
Other income	225
	3,947,613
Expenses:	
Clearing expenses	272,122
Employee compensation and benefits	2,342,824
Owner compensation and benefits	522,490
Other related party compensation and benefits	47,678
Communications and data processing	401,406
Occupancy	92,274
Other expenses	206,280
	3,885,074
Income before income taxes	62,540
Income taxes	2,697
Net Income	$ 59,842

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2021

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2020	$ 63,552	$ 25,000	$ (45,259)	$ 791,131	$ 834,424
Net Income	-	-	-	59,842	59,842
Shareholder distributions	-	-	-	-	-
Balance at October 31, 2021	$ 63,552	$ 25,000	$ (45,259)	$ 850,973	$ 894,266

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2021

Cash flows from operating activities:		
Net Profit	$	59,842
Adjustments to reconcile net income		
to net cash used for operating activities:		
Depreciation		5,052
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers and clearing organizations		43,441
Increase in other assets		(7,338)
(Decrease) increase in operating liabilities:		
Increase in accounts payable and accrued expenses		36,878
Net cash provided by operating activities		137,875
Cash flows from investing activities		
Purchase of furniture and fixtures		(3,607)
Cash flows from financing activities		
None		-
Increase in cash		134,268
Cash at beginning of the year		961,944
Cash at end of the year	$	1,096,212
Supplemental cash flow disclosures:		
Income tax payments	$	2,697
Interest expense	$	0

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a registered investment advisor with the Massachusetts Securities Division.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brokerage Commissions

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company clears all securities transactions through RBC Capital Markets LLC on a fully disclosed basis.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $2,854 for the fiscal year ending October 31, 2021.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

OCTOBER 31, 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Fixtures

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company operates as an S Corporation. As such, the Company's income or loss and credits are passed through to the stockholders, and reported on their individual income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 – FURNITURE AND FIXTURES

Cost	$ 199,667
Less: Accumulated depreciation	191,855
	$ 7,812

Depreciation expense for the year ended October 31, 2021 was $5,052.

NOTE 4 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at October 31, 2021, consist of the following:

Cash in an account held at clearing broker	$ 211,500
Unsettled trades	51,019
	$ 262,519

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $860,716 which was $760,716 in excess of its required net capital of $100,000. The Company's net capital ratio was .70 to 1.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2021 the Company contributed $0 for employees to the plan.

NOTE 7 -LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring July 31, 2022. Rent expense for fiscal year 2021 was $ 92,274.

Minimum future lease payments for non-cancelable operating leases are approximately:

Year ended October 31

2022	$ 63,665

The Company adopted FASB ASC 842, Leases effective November 1, 2018. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described herein. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable of otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of October 31, 2021, were as follows.

Operating leases:

Operating lease ROU assets	$ 65,665
Operating lease liabilities	65,665

NOTE 8 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 9 – COMMITMENTS AND CONTINGENCIES

As of October 31, 2021, there were no material contingencies or guarantees that require disclosure.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 30, 2021, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2021

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

OCTOBER 31, 2021

AGGREGATE INDEBTEDNESS:
Accounts payable and accrued expenses $598,015

NET CAPITAL:

Common stock	$	63,552
Additional paid-in capital		25,000
Retained earnings		850,973
Treasury stock		(45,259)
	$	894,266

ADJUSTMENTS TO NET CAPITAL:

Other assets		(33,550)
Net Capital, as defined	$	860,716

NET CAPITAL REQUIREMENT	$	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	760,716
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.70 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	860,716
Net audit adjustments		-
Decrease in non-allowables and haircuts		-
Net capital per above	$	860,716

There were no material differences between the above computation of net capital, and the cooresponding computation submitted by the Company with the unaudited X-17A-5 as of October 31, 2021.

See Independent Auditor's Report.

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGEACT OF 1934

OCTOBER 31, 2021

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northern Capital Securities Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) under which Northern Capital Securities Corporation claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Northern Capital Securities Corporation stated that Northern Capital Securities Corporation met the identified exemption provisions as it did not carry any customer funds or securities throughout the fiscal year ending October 31, 2021. Northern Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
November 30, 2021

NORTHERN CAPITAL SECURITIES CORPORATION

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2021

Northern Capital Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3(k) throughout the most recent fiscal year without exception.

_____
David G. Oldaker, Chief Executive Officer